HC INNOVATIONS, INC.
Six Corporate Drive, Suite 420
Shelton, CT 06484

October 19, 2007

VIA EDGAR

Mr. John L. Krug
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010, 100 F. Street, N.E.
Washington, DC 20549

Re: HC Innovations, Inc.
      Registration Statement on Form SB-2 filed on
      June 29, 2007
      File No.: 333-144200

Dear Mr. Krug:

        HC Innovations, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Wednesday, October 24, 2007, or as soon thereafter as practicable.

        In connection with our request, we acknowledge the following:

  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission
October 19, 2007

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

        Thank you in advance for your attention to this matter.

                        Very truly yours,

                        HC Innovations, Inc.

                        By: /s/ David Chess, MD
                        Name: David Chess, MD
                        Title: President, Chief Executive
                        Officer and Director